July 12, 2024

Niran Baruch
Chief Financial Officer
AUDIOCODES LTD
1 Hayarden Steet
Airport City Lod 7019900, Israel

       Re: AUDIOCODES LTD
           Form 20-F for the Year Ended December 31, 2023
           Form 6-K furnished May 7, 2024
           File No. 000-30070
Dear Niran Baruch:

       We have reviewed your June 24, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Form 20-F for the Year Ended December 31, 2023
Form 6-K furnished May 7, 2024
Exhibit 99.1, page 8

1. We note your response to prior comment 3. While we acknowledge your initial non-
       GAAP adjustment related to the valuation allowance reversal, it is unclear why you include adjustments in subsequent periods related to "the realization of...Deferred Tax
       Assets." Please describe to us in further detail the nature of the adjustment and how you specifically calculate the amounts. Also tell us if the adjustments result in non-GAAP taxes commensurate with non-GAAP net income (loss). Please refer to the guidance discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
Liquidity and Capital Resources, page 63

2. We note your proposed cash flow disclosures in response to prior comment 1 still largely
 July 12, 2024
Page 2

       appear to be a recitation of changes evident from the financial statements. As previously requested, please explain in sufficient detail the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your revised disclosures materially satisfy the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of
       MD&A, as noted in SEC Release No. 33-8350:

             to provide a narrative explanation of a company   s financial
statements that enables
           investors to see the company through the eyes of management;

             to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

             to provide information about the quality of, and potential
variability of, a company   s
           earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing